UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
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FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
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Dated November 8, 2011

Commission File Number: 333-146371

ARCELORMITTAL
(Translation of registrant’s name into English)

19 Avenue de la Liberté
L-2930 Luxembourg
Luxembourg
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                               Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐                                                    No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

Explanatory Note

This report on Form 6-K/A amends and restates in its entirety the Form 6-K, SEC Accession No. 0000903423-11-000526, (the “Original Form 6-K”) filed by the registrant on November 3, 2011. This report on Form 6-K/A is identical to the Original Form 6-K, except that the last bullet point under “Highlights” on page 1 of the Original Form 6-K that reads “Net debt4 increased by $1.8 billion to $22.1 billion during Q3 2010 primarily due to foreign exchange impacts and increased working capital” is replaced by “Net debt5 at September 30, 2011 of $24.9 billion as compared to $25.0 billion at June 30, 2011”.

Exhibit 99.1 is hereby incorporated by reference into this report on Form 6-K/A.

Exhibit List

Exhibit No.	Description

Exhibit 99.1	Press release dated November 3, 2011 reporting ArcelorMittal’s third quarter 2011 results.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 8, 2011

By:	/s/ Henk Scheffer
	Name:	Henk Scheffer
	Title:	Company Secretary

Exhibit Index

Exhibit No.	Description

Exhibit 99.1	Press release dated November 3, 2011 reporting ArcelorMittal’s third quarter 2011 results.